SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

(AMENDMENT NO. 2)

DUOS TECHNOLOGIES GROUP, inc.

(Name of Issuer)

COMMON Stock, $0.001_par value

(Title of Class of Securities)

266042100

(CUSIP Number)

December 31, 2018

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 6 Pages)

1.	NAME OF REPORTING PERSON Justin Keener S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,098,614 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 2,098,614 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,098,614 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON: OO

Item 1(a).	Name of Issuer.

Duos Technologies Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

6622 Southpoint Drive South, Suite 310 Jacksonville, Florida 32216

Item 2(a).	Names of Person Filing.

Justin Keener (“KEENER”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

3960 Howard Hughes Parkway Las Vegas, NV 89169

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

266042100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of the date hereof, KEENER is the beneficial owner of 2,098,614 shares of Common Stock.

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by KEENER: 2,098,614 shares of Common Stock of the Issuer.

(b)	Percent of Class: KEENER beneficially holds 9.99% of the Issuer’s issued and outstanding Common Stock based on 21,007,157 shares of Common Stock issued and outstanding as of November 13, 2018, as stated by the Issuer in its Quarterly Report for the period ended September 30, 2018, as filed with the Securities and Exchange Commission on November 14, 2018. KEENER owns 804,115 shares of Common Stock directly. In addition, KEENER also holds (i) warrants to purchase 6,210,526 shares of Common Stock and (ii) 1,125 shares of Series B Convertible Preferred Stock, par value $0.001 per share, convertible into 2,250,000 shares of Common Stock, however, the aggregate number of shares of Common Stock into which the Warrants are exercisable and which KEENER has the right to acquire beneficial ownership, and the number of shares of Common Stock into which the Preferred Stock is convertible and which KEENER has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by KEENER, including the shares of Common Stock subject to this Schedule 13G, does not exceed 9.99% of the total outstanding shares of Common Stock.

(c)	Number of shares as to which KEENER has:

(i)	Sole power to direct the vote: 2,098,614 shares of Common Stock of the Issuer.

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or direct the disposition of the Common Stock: 2,098,614 shares of Common Stock of the Issuer.

(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2019

JUSTIN KEENER

By:	/s/ Justin Keener
Name: Justin Keener
Title: